Filed by Datron Systems Incorporated pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14d-9(a) of the Securities Exchange Act of 1934 Subject Company: Datron
Systems Incorporated Commission File No. 0-7445


    DATRON RESCHEDULES ANNUAL MEETING TO OCTOBER 11, 2001

VISTA, Calif., July 3, 2001 (BUSINESS WIRE) -- Datron Systems
Incorporated (Nasdaq: DTSI) today announced it is rescheduling its annual meeting of stockholders scheduled for August 14, 2001 to October 11, 2001.

     Datron and The Titan Corporation (NYSE: TTN) entered into an agreement and plan ofmerger and reorganization on June 24, 2001. Under the terms of the agreement, Titan will commence an exchange offer for all outstanding shares of common stock of Datron as soon as practicable. If Titan acquires more than 50% of Datron's outstanding shares in the exchange offer, Datron will merge with a wholly owned subsidiary of Titan. Datron would expect to call a meeting of the stockholders to approve the merger in September or early October. If Titan does not acquire more than 50% of Datron's shares in the exchange offer, Datron will hold its annual meeting on October 11. Rescheduling the annual meeting is expected to avoid substantial costs and effort involved in holding two stockholders meetings within a few weeks of each other. For this reason the Board of Directors has rescheduled the annual meeting from August 14 to October 11, and has set September 4, 2001 as the record date for the October 11 meeting. Datron will withdraw its preliminary proxy statement filed with the SEC and refile preliminary proxy materials at a time closer to the meeting date.

     ADDITIONAL INFORMATION

     Titan intends to file a Registration Statement on Form S-4 and Schedule TO, and Datron plans to file a Solicitation/Recommendation Statement on Schedule 14D-9, with the Securities and Exchange Commission in connection with the transaction. Titan and Datron expect to mail a Prospectus, the
Schedule 14D-9 and related tender offer materials to stockholders of Datron. These documents contain important information about the transaction. Investors and security holders are urged to read these documents carefully when they are available.

     Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at www.sec.gov. Free copies of these documents may also be obtained from Datron by directing a request to the Investor Relations section of Datron's website at www.dtsi.com or by mail to Datron Systems, 3030 Enterprise Court, Vista, CA 92083, Attention: Investor Relations, telephone (760) 734-5454.

     In addition to the Registration Statement, Schedule TO, Prospectus and Schedule 14D-9, Titan and Datron file annual, quarterly and other reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Titan or Datron at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 or any of the commission's other public reference rooms in New York, N.Y. and Chicago, IL. Please call the Securities and Exchange Commission at 800-SEC-0330 for further information on the public reference rooms.

     Titan's and Datron's filings with the Securities and Exchange Commission are also available to the public from commercial document-retrieval services and at the website maintained by the commission at http://www.sec.gov.

     The Titan Corporation

     Headquartered in San Diego, The Titan Corporation creates, builds and launches technology-based businesses, offering innovative technical solutions. Three of Titan's four core businesses develop and deploy communications and information technology solutions and services. In addition, Titan's SureBeam (Nasdaq: SURE) subsidiary markets the leading technology for the electronic pasteurization of food products and Titan is continually identifying promising technologies suitable for commercialization. The company has 7,800 employees and annualized sales of approximately $1.1 billion.

     Datron Systems Incorporated

     Datron Systems provides products and services addressing the needs of emerging satellite and radio communication markets. From facilities in Simi Valley and Vista, California, the Company supplies satellite tracking antenna systems, earth stations, and voice and data communication radios to worldwide markets. Datron was the first company to bring live satellite TV to passengers on a commercial airline and is now uniquely positioned as a provider of broadband satellite tracking antennas for mobile customers in the land, sea and air markets. Datron is playing a vital leadership role in the broadband revolution that will see a seamless convergence of voice, video and data services.

     This release may contain "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. A variety of factors could cause the Company's actual results to differ from the anticipated results expressed in such forward-looking statements. These include, among others, uncertainties stemming from the dependence of the Company on foreign sales and on large orders from a relatively small number of customers, risks relating to the decline in the Company's traditional defense business and the Company's efforts to develop and market consumer products, lack of timely development or customer acceptance of new products, changes in or unavailability of products and services offered by satellite service providers and their related suppliers, worldwide economic downturns and currency devaluations, restrictions that may be imposed by the U.S. government on the export of Company products, and the impact of competition. For more information, please review the Company's periodic reports under the Securities Exchange Act of 1934, including without limitation the Investment Considerations set forth in the Company's Annual Report on Form 10-K.

     CONTACT: William L. Stephan
     Chief Financial Officer
     (760) 734-5454
     www.dtsi.com


     Tripp Sullivan
     CORPORATE COMMUNICATIONS, INC.
     (615)254-3376
     tripp.sullivan@cci-ir.com